Q1 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American Silver reports Q1 2021 results
Vancouver, B.C. - May 12, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today reported unaudited results for the quarter ended March 31, 2021 ("Q1 2021"). Pan American's unaudited condensed interim consolidated financial statements ("financial statements"), as well as Pan American’s management's discussion and analysis ("MD&A") for the three months ended March 31, 2021, are available on Pan American’s website at panamericansilver.com and on SEDAR at www.sedar.com.
“Q1 was a challenging quarter, as the COVID-19 pandemic continues to grip Latin America, impacting our workforce, communities and operations. At La Colorada, we experienced large inventory build-ups and a blockage of a ventilation project that occurred during commissioning, which reduced Q1 sales and production. These are transitory issues expected to be resolved during the remainder of 2021, with the roll-out of vaccination programs across our operating jurisdictions alleviating some of the impact of the pandemic," said Michael Steinmann, President and Chief Executive Officer. "In Q1, we also made large tax payments totaling $61.3 million."
"Concentrate inventories are back to normal levels at La Colorada, and we anticipate that the majority of the Q1 inventory build, which reduced operating cash flow by $39.9 million and resulted in lower revenue, will be mostly sold in the second quarter of 2021. At La Colorada, we are implementing a by-pass of the blockage in the ventilation raise, which should allow ventilation to improve and throughput rates to increase later in the year. We continue to expect annual production and cash flows to be back-end loaded in 2021," added Mr. Steinmann.

Q1 2021 Highlights:
•A large inventory build impacted revenue, cash flows, and Silver Segment Cash Costs and All-in Sustaining Costs ("AISC"). The inventory primarily related to a three-month build-up of concentrate production at La Colorada due to extended negotiations with a transport supplier and changes to smelting contracts. That inventory is expected to be sold and recognized in revenue over Q2 2021 and Q3 2021. In addition, a build-up in inventory occurred at Dolores from leach pad kinetics, which delayed production later into 2021.
•Protocols to protect health and safety during the COVID-19 pandemic reduce throughput rates across Pan American's operations, and have had a disproportionate impact on its La Colorada and Manantial Espejo operations, which contribute a significant portion of the Company's silver production. This is due to COVID-19 related shortfalls in workforce deployments at these operations.
•Consolidated silver production of 4.6 million ounces primarily reflects reduced production at La Colorada and Dolores. In addition to the COVID-19 related impact, noted above, at La Colorada, the bottom 42 metres of the new ventilation raise from surface to the 345 metre level became blocked from sloughing of the raise wall during shotcreting and commissioning in Q1 2021, restricting mining rates. Pan American is currently working to bypass the blockage through drifting from a nearby ramp and additional raise boring. This work is expected to be completed in Q3 2021, enabling mining rates to improve later this year. At Dolores, lower silver production reflects mine sequencing into higher gold grades and lower silver grades, as expected.
•Consolidated gold production of 137.6 thousand ounces reflects reduced production at Timmins where we adjusted mining to address geotechnical conditions in a section of the Bell Creek mine, and at Shahuindo from lower tonnes placed, grades and extraction rates due to mine sequencing. As expected, Dolores benefited from mine sequencing into higher gold grades, albeit at a lower ratio of ounces recovered to stacked due to temporary leach constraints during the current stage of pad construction.
•Revenue of $368.1 million was impacted by the $39.9 million inventory increase noted above.
•A Net loss of $7.6 million ($0.04 basic loss per share) was recorded, impacted by an investment loss of $39.0 million, primarily related to the mark-to-market fair-value adjustment of the Company's investment in New Pacific Metals.

PAN AMERICAN SILVER CORP.	1

Q1 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

•Adjusted earnings were $37.4 million ($0.18 basic adjusted earnings per share). The primary adjustment was removing the $39.0 million investment loss. Commencing in Q1 2021, the Company will no longer include in adjusted earnings the gains and losses recognized in relation to certain equity investments owned by the Company.
•Net cash generated from operations of $29.9 million includes $61.3 million in income taxes paid and $47.4 million use of cash from working capital changes, driven mainly by the inventory build-ups noted above.
•Silver Segment Cash Costs were $12.30 per ounce, reflecting lower gold by-product credits from the move of Dolores into the Gold Segment, reduced throughput and grades at La Colorada from the temporary ventilation constraints, the inventory build-up at La Colorada, an increase in operating costs at Manantial Espejo due to the ramp-up of mining activities at COSE and Joaquin, and greater COVID-19 related costs. Costs benefited from strong by-product base metal production and prices at Huaron.
•Silver Segment AISC were $16.99, including net realizable value ("NRV") inventory adjustments that increased Silver Segment AISC by $0.51 per ounce. Silver Segment AISC was significantly distorted by the ventilation constraints and inventory build-up at La Colorada, and is expected to normalize over 2021.
•Gold Segment Cash Costs of $846 per ounce benefited from the move of Dolores to the Gold Segment and strong production at La Arena, while costs were negatively impacted by the lower throughput and grades at Timmins and Shahuindo.
•Gold Segment AISC were $1,058 per ounce, including NRV inventory adjustments at Dolores that reduced Gold Segment AISC by $75 per ounce.
•Consolidated AISC, including gold by-product credits from the Gold Segment mines, were $(5.23) per silver ounce sold.
•Capital expenditures totaled $51.0 million, comprised of $45.2 million of sustaining capital and $5.7 million of non-sustaining capital, the majority of which was directed to project capital for exploration drilling activities at the La Colorada skarn project and the Wetmore project at Timmins.
•The Company's liquidity and capital position at March 31, 2021, was comprised of cash and short-term investment balances of $206.4 million, an equity investment in Maverix Metals Inc. with a market value of $134.3 million, working capital of $513.0 million, and $500.0 million available on its revolving credit facility (the "Credit Facility"). Total debt of $30.8 million was related to lease liabilities.
•The Board of Directors has approved a cash dividend of $0.07 per common share, or approximately $14.7 million in aggregate cash dividends, payable on or about June 7, 2021, to holders of record of Pan American’s common shares as of the close on May 25, 2021. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.
•Pan American is revising Guidance for 2021 annual silver production to between 20.50 to 22.00 million ounces and Silver Segment Cash Costs to a range of $9.60 to $11.60 per ounce and Silver Segment AISC to a range of $14.25 to $15.75 per ounce. The revisions reflect extended ventilation constraints at La Colorada while completing the by-pass of the blockage in the new ventilation raise, as well as greater than originally anticipated COVID-19 related production impacts at Manantial Espejo. There are no changes to estimated 2021 annual gold production of 605.0 to 655.1 thousand ounces and estimated Gold Segment Cash Costs or AISC. The estimated range for consolidated sustaining capital has been reduced to between $230.0 million and $245.0 million while estimated project capital is unchanged at $55.0 million to $60.0 million. Further details are provided in the "Guidance" section of this news release.

PAN AMERICAN SILVER CORP.	2

Q1 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining capital, project capital, working capital, and total debt are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
CONSOLIDATED RESULTS

	Three months ended	Twelve months ended
	March 31, 2021	December 31, 2020
Weighted average shares during period (millions)	210.3	210.1
Shares outstanding end of period (millions)	210.3	210.3

	Three months ended March 31,
	2021	2020
FINANCIAL
Revenue	$368,099	$358,428
Mine operating earnings	$89,964	$50,058
Net loss	$(7,562)	$(77,235)
Basic loss per share(1)	$(0.04)	$(0.37)
Adjusted earnings(2)	$37,434	$21,206
Basic adjusted earnings per share(1)	$0.18	$0.10
Net cash generated from operating activities	$29,850	$114,051
Net cash generated from operating activities before changes in working capital(2)	$77,248	$75,900
Sustaining capital expenditures(2)	$45,210	$50,207
Non-sustaining capital expenditures(2)	$5,743	$9,608
Cash dividend per share	$0.07	$0.05
PRODUCTION
Silver (thousand ounces)	4,583	5,561
Gold (thousand ounces)	137.6	156.1
Zinc (thousand tonnes)	13.1	13.1
Lead (thousand tonnes)	5.0	5.3
Copper (thousand tonnes)	2.1	1.9
CASH COSTS(2) ($/ounce)
Silver Segment(3)	12.30	8.18
Gold Segment(4)	846	757
AISC(2) ($/ounce)
Silver Segment(3)	16.99	15.26
Gold Segment(4)	1,058	969
Consolidated per silver ounce sold(5)	(5.23)	3.49
Consolidated before NRV inventory adjustments	(2.90)	1.41
AVERAGE REALIZED PRICES(6)
Silver ($/ounce)	26.41	16.50
Gold ($/ounce)	1,788	1,580
Zinc ($/tonne)	2,756	2,125
Lead ($/tonne)	2,036	1,857
Copper ($/tonne)	8,515	5,801
(1)Per share amounts are based on basic weighted average common shares.
(2)Non- GAAP measures: adjusted earnings, basic adjusted earnings per share, and net cash generated from operating activities before changes in working capital, Cash Costs, and AISC are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)2021 Silver Segment comprised of the following operations: La Colorada, Huaron, Morococha, San Vicente and Manantial Espejo. 2020 Silver Segment comprised of the following operations: La Colorada, Dolores, Huaron, Morococha, San Vicente and Manantial Espejo.
(4)2021 Gold Segment comprised of the following operations: Dolores, Shahuindo, La Arena and Timmins. 2020 Gold Segment comprised of the following operations: Shahuindo, La Arena and Timmins.

PAN AMERICAN SILVER CORP.	3

Q1 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

(5)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.
INDIVIDUAL MINE OPERATING PERFORMANCE

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Three months ended March 31,		Three months ended March 31,
	2021	2020	2021	2020
La Colorada	1,065	1,593	0.5	1.1
Huaron	884	771	0.3	0.2
Morococha(1)	521	457	0.2	0.3
San Vicente(2)	701	738	0.1	0.1
Manantial Espejo	697	695	5.9	6.5
Dolores	634	1,230	37.0	27.1
Shahuindo	65	64	29.5	48.9
La Arena	11	8	33.2	28.7
Timmins	4	5	31.0	43.3
Total	4,583	5,561	137.6	156.1
(1)Morococha data represents Pan American 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American 95.0% interest in the mine's production.

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2021	2020	2021	2020
La Colorada	15.62	7.23	42.44	9.98
Dolores(2)	-	0.07	-	23.29
Huaron	2.35	7.95	4.82	10.56
Morococha	13.89	12.29	17.47	20.23
San Vicente	13.35	14.71	14.20	17.08
Manantial Espejo	19.78	13.69	24.43	14.85
Silver Segment Consolidated(2)(3)	12.30	8.18	16.99	15.26
Dolores(2)	718	-	723	-
Shahuindo	751	617	844	775
La Arena	598	725	1,072	1,212
Timmins(3)	1,292	945	1,568	1,051
Gold Segment Consolidated(2)(3)	846	757	1,058	969
Consolidated AISC per silver ounce sold(4)			(5.23)	3.49
Consolidated AISC before NRV inventory adjustments			(2.90)	1.41
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of the MD&A for the period ended March 31, 2021 for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q1 2021 financial statements.
(2)Due to the expected mine sequencing into a higher gold zone of the mine plan at Dolores, the Company has determined that the mine is better identified as a Gold Segment operation from 2021 onwards. Thus, as of Q1 2021, Cash Costs and AISC at Dolores are reported on a per ounce of gold basis and included as part of the Gold Segment Cash Costs and AISC calculations. Dolores Cash Costs and AISC in the 2020 comparable period were reported on a per ounce of silver basis and included as part of the Silver Segment Cash Costs and AISC calculations, as previously reported. For comparison purposes, had Dolores been reported in the Gold Segment in 2020, Gold Segment Cash Costs and AISC for Q1 2020 would have been $772 and $1,126, respectively, and Silver Segment Cash Costs and AISC for Q1 2020 would have been $10.29 and $13.16, respectively.
(3)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold.
(4)Consolidated AISC is based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").

PAN AMERICAN SILVER CORP.	4

Q1 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

2021 GUIDANCE
The following tables provide management's guidance for 2021, as at May 12, 2021. These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release.
Annual Production Guidance

Silver – Moz	20.50 - 22.00
Gold – koz	605.0 - 655.1
Zinc – kt	55.5 - 60.5
Lead – kt	21.0 - 23.5
Copper – kt	8.5 - 9.0
Based on year-to-date production results and the expected production for the remainder of the year, management has lowered its estimate for annual consolidated silver production to between 20.50 to 22.00 million ounces from 22.50 to 24.00 million ounces, reflecting:
•an approximately 20% to 25% reduction in estimated 2021 silver production at La Colorada due to ventilation constraints while the Company completes a by-pass of the blockage in the bottom 42 metres of the primary ventilation raise, as well as lower than originally anticipated workforce deployments due to severe regional COVID-19 epidemic conditions; and
•an approximately 8 to 10% reduction in estimated 2021 silver production at Manantial Espejo, reflecting higher than originally anticipated COVID-19 related shortfalls in workforce deployments.
Management has also revised its estimates for zinc, lead and copper production to reflect the expected production shortfalls at La Colorada, which are expected to be partially offset by better than expected production at Huaron and Morococha.
The Company's estimate for annual 2021 gold production is unchanged.
Cash Costs and AISC Guidance

	Cash Costs(1)(2) ($ per ounce)	AISC(1)(2) ($ per ounce)
Silver Segment Total(3)	9.60 - 11.60	14.25 - 15.75
Gold Segment Total(3)	825 - 925	1,135 - 1,250
Consolidated Silver Basis(4)		(2.80) - 2.70
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2)The Cash Costs and AISC forecasts assume realized metal prices for Q1 2021 and the following metal prices for the remainder of 2021: of $24.00/oz for silver, $2,850/tonne ($1.28/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, $9,500/tonne ($4.20/lb) for copper, and $1,750/oz for gold; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 3.50 for the Peruvian sol ("PEN"), 96.67 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.25 for the Canadian dollar ("CAD").
(3)Corporate general and administrative expense, and exploration and project development expense are included in Consolidated Silver Basis AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment totals.
(4)Consolidated Silver Basis AISC is calculated per silver ounce sold with gold revenues included in the by-product credits.
Silver Segment Cash Costs and AISC guidance have been revised to incorporate the revisions to production forecasts and base metal prices realized in Q1 2021.
Capital Expenditures Guidance

(in millions of USD)
Sustaining Capital	230.0 - 245.0
Project Capital	55.0 - 60.0
Total Capital	285.0 - 305.0

PAN AMERICAN SILVER CORP.	5

Q1 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Estimated sustaining capital in 2021 has been reduced from a range of $245 million to $260 million to a range of $230 million to $245 million, reflecting the timing of cash outflows for projects at Shahuindo.
Estimated project capital in 2021 is unchanged.

First Quarter 2021 Unaudited Results Conference Call and Webcast

Date:	May 13, 2021
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company's website at panamericansilver.com. An archive of the webcast will also be available for three months.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 27-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated February 17, 2021, filed at www.sedar.com, or the Company's most recent
Form 40-F filed with the SEC.

Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

PAN AMERICAN SILVER CORP.	6

Q1 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

•Adjusted earnings and basic adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•Cash Costs. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits. The Company has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company’s Management's Discussion and Analysis for the period ended December 31, 2020, for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, and estimates of current production levels including our estimated production of silver, gold and other metals forecasted for 2021, and our estimated Cash Costs, AISC and expenditures in 2021; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the amount and timing of any future sales of inventory; expectations with respect to the future anticipated impact of COVID-19 on our operations, the assumptions related to the global supply of COVID-19 vaccines and the roll-out in each country, and the effectiveness and results of any vaccines, the lessening or increase in pandemic-related restrictions, and the anticipated rate and timing for the same; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate credit facility or otherwise, to sustain our business and operations; the ability and timing of Pan American to complete the required ventilation work at La Colorada, and its ability to complete, and the effectiveness of, any by-pass; and the ability of Pan American to successfully complete any capital and development projects, including the La Colorada skarn project, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American.
These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic is minimized or not long-term; continuation of operations following shutdowns or reductions in production, if applicable, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights

PAN AMERICAN SILVER CORP.	7

Q1 2021 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	8